The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

September 26, 2019

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 438 to the Trust’s Registration Statement on Form N-1A, filed on July 30, 2019

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on September 16, 2019 (the “Comments”), relating to Post-Effective Amendment No. 438 to the Trust’s Registration Statement on Form N-1A filed on July 30, 2019 regarding the Longboard Alternative Growth Fund (the “Alternative Growth Fund”) and the Longboard Managed Futures Strategy Fund (the “Managed Futures Fund,” together with the Alternative Growth Fund, the “Funds”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. Each prospectus (each a “Prospectus”) and statements of additional information (each an “SAI,” and together with the Prospectuses, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s Comment.

Comment #3

Where a comment applies to disclosure that appears multiple times in the Registration Statement, please make the changes each time the disclosure appears.

Response #3

The Registrant will make conforming changes throughout the Documents in response to each Staff Comment.

Prospectuses

Cover Page

Comment #4

If the Funds wish to rely on Rule 30e-1 pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”) and provide for electronic delivery of annual shareholder reports, please add the statement required by Rule 498(b)(1)(vii) under the Securities Act of 1933, as amended (the “Securities Act”) to the cover page of each Prospectus.

Response #4

The Registrant wishes to rely on Rule 30e-1 and has added the statement required by Rule 498(b)(1)(vii) to the cover page of each Prospectus.

Comment #5

The Staff notes that the annual report for each Fund does not appear on the Funds’ website. Please consider making that available particularly if the Funds wish to rely on electronic delivery in the future.

Response #5

The website has been updated in response to your comment.

Summary Section – Fees and Expenses of the Fund

Comment #6

To the extent that new information about fees and discounts is available in the Appendix, please revise the narrative accompanying the Fee Table to indicate that there is an Appendix with this information attached to the Prospectus.

Response #6

The Registrant has revised the disclosure as follows in each Prospectus in response to the Staff’s Comment:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A shares if you invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and under “Shareholder Information – More About Class A Shares” beginning on page 14 of this Prospectus. Sales loads and waivers may vary by financial intermediary. For more information on specific financial intermediary sales loads and waivers, see Appendix A to the statutory Prospectus.

Comment #7

If the Alternative Growth Fund derives returns principally from swaps, please add a footnote stating that the embedded costs of swaps and operating expenses of the reference assets are indirect expenses of the Alternative Growth Fund and are not included in the Fee Table or Expense Example. The footnote should also have an estimate of such costs as a percentage of the Alternative Grown Fund’s assets for the most recent fiscal year.

Response #7

The Registrant confirms that the Alternative Growth Fund does derive returns from swaps and has added the language below to existing Footnote 2 to the fee table:

(2)	The Fund's Adviser, Longboard Asset Management, LP, provides investment advisory service and pays most of the Fund's operating expenses (with certain exceptions) in return for a “unitary fee” (exclusive of any interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses not incurred in the ordinary course of the Fund’s business. Acquired fund fees, expenses related to investments in short positions, and dividends, if any, will be borne by the Fund and will not be included in the unitary management fee). Other expenses do not reflect the cost of investing in swaps or options. The costs of investing in swaps for the fiscal year ended May 31, 2019 was 3.44 % of the Fund’s average daily net assets.

Summary Section – Principal Investment Strategy

Comment #8

The disclosure in this section states that the Fund will invest in short-term fixed income securities and cash or cash equivalents. Please consider stating if accurate that the Fund may invest more than 5% of its assets in such investments and please state the purpose of investments in cash and cash collateral.

Response #8

In response to your comment, the last paragraph under “Principal Investment Strategy” has been revised as follows:

The Fund will routinely invest more than 5% of its assets in short-term fixed income securities and cash or cash equivalents including, but not limited to, money market instruments, U.S. treasury bills, or shares of money market or short-term bond funds. The purpose of these investments is to capture the yield on excess cash and there is no limit on the amount of these investments.

Comment #9

Supplementally, please clarify whether the Alternative Growth Fund intends to manage its total exposure to futures in order to ensure that it will continue to qualify for favorable tax treatment as a regulated investment company under Subchapter M of the Internal Revenue Code (the “Code”).

Response #9

The Registrant confirms that the Alternative Growth Fund manages its total exposure to futures in order to ensure that it will continue to qualify for favorable tax treatment as a regulated investment company under Subchapter M of the Code.

Comment #10

Supplementally, please confirm that the discussion of each Fund’s principal investment strategies remains accurate.

The first two sentences of the “Principal Investment Strategies” section and the first sentence of the second paragraph of this section suggest that the Alternative Growth Fund may invest directly in equity instruments and equity derivative instruments; however, the Staff notes the Alternative Growth Fund holds significant positions in US dollars futures, treasury bills, and cash and its exposure to equity securities is through total return swaps rather than direct ownership.

Response #10

The Registrant confirms to the Staff that the discussion of each Fund’s principal investment strategies remains accurate.

Further, the Registrant clarifies to the Staff that the Alternative Growth Fund has the ability to invest directly in equity instruments or to gain exposure to equity instruments through investments in equity related derivative instruments. While the Alternative Growth Fund is currently invested primarily in equity derivative instruments such as total return swap, as well as U.S. treasury bills and cash, the Fund may invest in equity securities directly in the future.

Comment #11

The Staff notes that the portfolio turnover of the Alternative Growth Fund is zero, therefore please explain or remove that the Alternative Growth Fund may engage in frequent trading and corresponding risk.

Response #11

The Registrant confirms that in accordance with industry practice, derivative instruments and instruments with a maturity of one year or less at the time of acquisition are excluded from the calculation of the portfolio turnover rate, resulting in an expected portfolio turnover rate of 0% for the Fund. However, if these instruments were included in the calculation, the Fund’s strategy would result in frequent portfolio trading and a high portfolio turnover rate (typically greater than 300%). The Registrant has clarified this in both the Principal Investment Strategies and Principal Risks section of the Prospectus.

Comment #12

In the last paragraph of the Principal Investment Strategies section the disclosure states, “The Fund will routinely invest more than 5% of its assets in short-term fixed income securities and cash or cash equivalents including, but not limited to, money market instruments, U.S. treasury bills, or shares of money market or short-term bond funds.” Please discuss if there is a limit or no limit on how much of the Fund’s assets can be invested in cash and cash equivalents.

Response #12

The Registrant has revised the disclosure as follows in response to the Staff’s Comment to clarify that there is no limit on the amount of these investments. Please see the revised disclosure in Response to Comment #8 above.

Comment #13

Please state somewhere in the Principal Investment Strategies section, where appropriate that the Fund is non-diversified as stated in the discussion of principal risks.

Response #13

The Registrant has added the requested disclosure.

Summary Section – Principal Investment Risks

Comment #14

The Staff notes that the risks are alphabetized. Please revise so that risks are ordered by significance or relevance to investors as opposed to alphabetical order.

Response #14

The Registrant confirms that the risks have been reordered as requested.

Comment #15

Under Counterparty Risk, please identify those derivative contracts that are principal investments of the Alternative Growth Fund and are subject to counterparty risk.

Response #15

The Registrant has identified the futures and swap contracts as derivative contracts that are principal investments of the Alternative Growth Fund and revised the disclosure as follows in response to the Staff’s Comment:

•       Counterparty Risk: The Fund ~~will~~ may enter into various types of derivative contracts, including futures and swap contracts. ~~Many~~Some of these derivative contracts will be privately negotiated in the over-the-counter market. These contracts also involve exposure to credit risk, since contract performance depends in part on the financial condition of the counterparty. If a privately negotiated over-the-counter contract calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if a counterparty’s creditworthiness declines, the Fund may not receive payments owed under the contract, or such payments may be delayed under such circumstances and the value of agreements with such counterparty can be expected to decline, potentially resulting in losses by the Fund.

Comment #16

Please tailor the Derivatives Risk disclosure to identify those risks related to each enumerated derivative in the Fund’s portfolio. Particularly, futures, contacts and swaps.

Response #16

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

•       Derivatives Risk: The Fund may use derivatives (including futures contracts~~, forward contracts~~ and swap agreements) to enhance returns or hedge against market declines. The Fund’s indirect use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk, counterparty default risk and tracking risk.

-	Futures Contracts Risk: Futures contracts are typically exchange traded contracts that call for the future delivery of an asset at a certain price and date, or cash settlement of the terms of the contract. Risks of futures contracts may be caused by an imperfect correlation between movements in the price of the instruments and the price of the underlying securities. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid market. Exchanges can limit the number of positions that can be held or controlled by the Fund, thus limiting the ability to implement the Fund’s strategies. Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV. Futures are also subject to leverage risks and to liquidity risk.
-	Swap Agreements Risk – Swap agreements relate to a contract among the Fund and a counterparty to exchange the return of the pre-determined underlying investment (such as the rate of return of the underlying index). Risks associated with the use of swap agreements are different from those associated with ordinary portfolio securities transactions, due in part to the fact they could be considered illiquid and currently usually trade on the over-the-counter market, which is an unregulated market. Swaps are particularly subject to counterparty credit, correlation, valuation, liquidity and leveraging risks. Certain standardized swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity, but central clearing does not make swap transactions risk-free.

Comment #17

Under Hedging Transactions Risk, please provide examples of those various hedging techniques.

Response #17

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

Hedging Transactions Risk: The Adviser, from time to time, employs various hedging techniques by taking short positions in futures contracts or ETFs to offset a portion of the Fund’s portfolio. The success of a Fund’s hedging strategy will be subject to the Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of a Fund’s hedging strategy will also be subject to the Adviser’s ability to continually recalculate, readjust, and execute hedges in an efficient and timely manner.

Comment #18

Under High Portfolio Turnover Risk, please conform the disclosure for the Alternative Growth Fund with the Managed Futures Fund to explain that the Fund, in accordance with industry practice, excludes derivative instruments and instruments with a maturity of one year or less at the time of acquisition from the calculation of the portfolio turnover rate. And if accurate, please state that if these instruments were included in the calculation of portfolio turnover, the rate would be significantly higher than 0 percent.

Response #18

The Registrant confirms that the disclosure has been revised as requested.

Comment #19

General Comment, please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund, since the staff notes that certain of the Fund’s assets are in a variable rate of interest based on LIBOR. If you believe that it is not, please explain to the Staff why.

Please tailor any principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including: 1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments, and 2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response #19

The Registrant confirms that the expected discontinuation of LIBOR is not a principal risk for either Fund since the Funds do not hold any variable or floating rate securities based on LIBOR.

Statutory Section – Related Performance of the Adviser

Comment #20

Please revise the heading of this section to indicate that this is prior performance

Response #20

The Registrant has made the requested change and the section is now entitled “Prior Performance of the Adviser.”

Comment #21

In the first paragraph of this section, please clarify whether there is only one account that is similarly managed.

Response #21

The Registrant has made the requested clarification.

Comment #22

In the third paragraph of this section, the disclosure states, “Returns for the Longboard Long/Short Composite are shown both gross of fees and expenses and net of fees and expenses.” Please supplementally explain whether net of fees and expenses and returns includes any adjustments for waivers and/or reimbursements.

Response #22

The Registrant confirms that there are no adjustments for waivers and/or reimbursements for calculating performance net of fees.

Comment #23

In the second bullet point in this section, the disclosure states, “The markets have been volatile in the last few years, and this trend may continue.” Please consider providing supplemental information to back up that statement or delete it.

Response #23

The Registrant has deleted that sentence from the disclosure.

Comment #24

Please update the table in this section to 2018.

Response #24

The Registrant confirms that the table has been updated to include 2018 performance.

Comment #25

Please supplementally confirm that the Alternative Growth Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response #25

The Registrant confirms that the Alternative Growth Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) of the Advisers Act.

Comment #26

Supplementally, please tell the Staff what CFTC exemption the Adviser is seeking.

Response #26

The Adviser confirms to the Staff that it filed an exemption pursuant to CFTC Regulation 4.12(c) with respect to each Fund.

Managed Futures Fund General Comment

Comment #27

Please conform disclosure in this prospectus to incorporate the Comments given on similar disclosure appearing in the Prospectus for the Alternative Growth Fund.

Response #27

The Registrant confirms to the Staff that all disclosure in this Prospectus has been conformed to incorporate the Comments given on similar disclosure appearing in the Prospectus for the Alternative Growth Fund as appropriate.

Managed Futures Fund Summary Section – Fees and Expenses of the Fund.

Comment #28

Please supplementally confirm that the Subsidiary’s management fee, including any performance fee, is included in “Management Fees.”

Response #28

The Registrant confirms to the Staff that the Subsidiary’s management fee, including any performance fee, is included in “Management Fees.”

Comment #29

Supplementally, please confirm to the Staff that the Subsidiary’s Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintain in accordance with Section 31 of the Investment Company Act.

Response #29

The Registrant confirms to the Staff that the Subsidiary’s Board of Directors agrees to inspection by the Staff of the Subsidiary’s books and records, which are maintained in accordance with Section 31 of the Investment Company Act.

Comment #30

If the Managed Futures Fund derives income principally from swaps, please add a footnote addressing embedded costs.

Response #30

The Registrant confirms that it does not derive its returns principally from swaps for the Managed Futures Fund.

Managed Futures Fund Summary Section – Principal Investment Strategy

Comment #31

Supplementally, please clarify whether the Managed Futures Fund intends to manage its total exposure to commodities in order to ensure that it will continue to qualify for favorable tax treatment as a regulated investment company under Subchapter M of the Code.

Response #31

The Registrant confirms that the Managed Futures Fund manages its total exposure to commodities in order to ensure that it will continue to qualify for favorable tax treatment as a regulated investment company under Subchapter M of the Code.

Managed Futures Fund Summary Section – Performance

Comment #32

Please compare the performance of the Managed Futures Fund against a broad-based market index, see Footnote 21-23 of Securities Act Release 33-6988. To the extend the Managed Futures Fund wishes to use the SG Trend Index as a secondary index, please provide an analysis stating your arguments for why the index is an appropriate benchmark for measuring the Managed Futures Fund’s performance.

Response #32

The Registrant clarifies to the Staff that the SG Trend Index is the Managed Futures Fund secondary index. Instruction 6 to Item 27(b)(7) of Form N-1A provides that:

A Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests. A Fund also may compare its performance to an additional broad-based index, or to a non-securities index (e.g., the Consumer Price Index), so long as the comparison is not misleading.

While the Fund’s Adviser believes that the SG Trend Index may be the most appropriate benchmark to compare the performance of the Managed Futures Fund against, it may not necessarily be considered a broad-based securities index. Accordingly, the Fund utilizes the Bank of America Merrill Lynch 3 Month Treasury Bill Index (“BofAML 3 Month Treasury Bill Index”) as the Fund’s primary benchmark. The Adviser believes the BofAML is considered a broad-based securities index and also appears to be the most widely used primary benchmark for managed futures mutual funds. While the BofAML is the Fund’s primary benchmark, the Adviser’s retains the SG Trend Index as a supplemental index because the Adviser believes that it is the most appropriate benchmark available for measuring the Fund’s performance as it is designed to be representative of the performance of the largest trendfollowers in the managed futures space and, accordingly, reflects the market sectors invested in and strategies pursued by the Fund.

Comment #33

In the description of the SG Trend Index, please provide a definition of CTAs and please explain how 10 large trend following CTAs may be considered broad-based and why it is appropriate to compare the performance of a registered investment company with a hedge fund.

Response #33

The Registrant confirms that CTA mean commodity trading advisor and has clarified that in the disclosure in response to the Staff’s Comment. Further, the Registrant refers the Staff to its Response to Comment #32 above as to why the SG Trend Index is an appropriate supplemental index for the Managed Futures Fund.

Managed Futures Fund Statutory Section – Management of the Fund, The Adviser

Comment #34

Please confirm whether the unitary management fee includes the management fee of the Subsidiary.

Response #34

The Registrant confirms that the unitary management fee includes the management fee of the Subsidiary. Further, the Registrant confirms that the expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table.

Managed Futures Fund Statutory Section – Management of the Fund, Investment Subsidiary

Comment #35

Please clarify this section to add disclosure stating that the Managed Futures Fund complies with the provisions of the Investment Company Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary.

Response #35

The Registrant has added the following disclosure in response to the Staff’s Comment:

The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. Further, the Subsidiary complies with the 1940 Act provisions related to affiliated transactions and custody.

Comment #36

Where appropriate, please disclose that the Subsidiary complies with the Investment Company Act provisions related to affiliated transactions and custody.

Response #36

The Registrant has added the requested disclosure. Please see the response to Comment #35 above.

Managed Futures Fund Statutory Section – Distribution and Taxes

Comment #37

Please disclosure whether the Managed Futures Fund has received a private letter ruling from the IRS stating that the undistributed income derived from the Subsidiary is qualifying income and if the Managed Futures Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response #37

The Registrant confirms that the Managed Futures Fund has not received a private letter ruling from the IRS stating that the undistributed income derived from the Subsidiary is qualifying income as the IRS no longer provides such letters in these cases. Registrant believes that the Managed Futures Fund’s operations are substantially similar to similar other managed futures mutual funds that have received such private letter rulings.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell

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